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                                                                    EXHIBIT 20.2



                                  PRESS RELEASE



FROM:                 INDESCO INTERNATIONAL, INC.

RELEASE DATE:         OCTOBER 16, 2000


        INDESCO INTERNATIONAL, INC. ANNOUNCES (I) ESTABLISHMENT OF $25 MILLION CREDIT FACILITY WITH CIT GROUP/BUSINESS CREDIT INC., (II) RETENTION OF THE BLACKSTONE GROUP; AND (III) ELECTION TO WITHHOLD INTEREST PAYMENT ON SUBORDINATED INDENTURE


Monday, October 16, 2000


        Indesco International, Inc. ("Indesco") announced today that it and its wholly owned subsidiaries AFA Products, Inc. ("AFA") and Continental Sprayers, Inc. ("CSI"), have entered into a Financing Agreement with the CIT Group/Business Credit Inc. ("CIT"). The $25,000,000 credit facility was funded on October 16, 2000 and consists of a $10,000,000 term loan to AFA, a $5,000,000 term loan to CSI and a revolving line of credit of up to $10,000,000. The proceeds of the CIT facility have been used to retire Indesco's indebtedness to First Union National Bank. After giving effect to the First Union payoff, the CIT facility provides in excess of $10,000,000 of liquidity to permit AFA and CSI to fully fund its operational needs and provides the necessary flexibility for Indesco during the restructuring process described below.
        Indesco also announced that it has engaged The Blackstone Group to assist Indesco in exploring strategic alternatives for Indesco and its subsidiaries including but not limited to a rationalization of Indesco's capital structure. Toward that end, Indesco intends to promptly initiate discussions with holders of its 9.75% Series B Senior Subordinated



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Notes Due 2008 (the "Subordinated Notes") with the goal of a restructuring of
Indesco's balance sheet.
        Consistent with Indesco's contemplated restructuring, Indesco has elected to take advantage of the 30 day grace period contained in that certain Subordinated Indenture dated as of April 23, 1998 and not pay the interest due October 15, 2000 under the Subordinated Notes. This decision was based upon Indesco's need to reinvest its capital resources into product development and other capital assets in order to better compete in the marketplace and to foster growth.
        Ariel Gratch, Chairman of the Board of Indesco, stated: "The actions announced today are each designed to ensure that Indesco and its subsidiaries are properly positioned and adequately financed to effectively compete in the marketplace. Applying our cash flow and capital resources towards investment in product development and modern manufacturing capabilities will strengthen our company and allow us to provide our customers with the benefits of being a low-cost manufacturer. We anticipate that business operations will continue without disruption as the process of restructuring runs its course."
        Indesco, AFA and CSI are among the global leaders in the development, manufacture and sale of liquid dispensing systems, primarily plastic trigger sprayers used in household consumer products and lawn and garden applications.


Company Contact:      William Maloney
                      212-446-0381

        This new release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The most significant among these risks and uncertainties are (1) increased competition from either domestic or foreign producers of competitive products, including increases in more competitive capacity through development of new technologies, (2) variations in demand for the Company's products, (3) changes in the costs or availability of raw materials used in production, (4) costs of compliance with new environmental laws and regulations, and (5) inability to effectuate a consensual restructuring.




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